Li Auto Inc.

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

December 19, 2024

VIA EDGAR

Mr. Ernest Greene

Ms. Anne McConnell

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Li Auto Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2023

Filed on April 12, 2024

Form 6-K

Filed on August 28, 2024 (File No. 001-39407)

Dear Mr. Greene and Ms. McConnell,

This letter sets forth the Company’s response to the comment contained in the letter dated December 16, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 12, 2024 (the “2023 Form 20-F”) and the current report on Form 6-K filed on August 28, 2024 (the “August 2024 Form 6-K”). The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto.

Form 6-K Filed on August 28, 2024

Exhibit 99.1

Reconciliation of US GAAP and Non-GAAP Results, page 12

1.

We note you present Non-GAAP net income and Non-GAAP net income attributable to ordinary shareholders, including related non-GAAP per share measures, that include non-GAAP adjustments to exclude stock-based compensation expenses. In future filings, please revise these measures to also include non-GAAP adjustments for the income tax effects related to these non-GAAP adjustments as required by Question 102.11 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
December 19, 2024

The Company respectfully advises the Staff that, up to the date of this letter, there has not been any income tax effect related to the Company’s non-GAAP adjustments as disclosed in the Company’s quarterly financial results, including the disclosure in Exhibit 99.1 to the August 2024 Form 6-K. The Company proposes to include a note to indicate the absence of any income tax effect for the non-GAAP adjustments in its future quarterly financial results, and to include the item of non-GAAP adjustments for income tax effects should there be any non-GAAP item that has any tax effect in the future.

*    *    *

If you have any additional questions or comments regarding the 2023 Form 20-F or the August 2024 Form 6-K, please contact the undersigned at +86 (10) 8742-7209 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4835 or haiping.li@skadden.com.

Very truly yours,

/s/ Tie Li
Tie Li
Director and Chief Financial Officer

cc:	Xiang Li, Chairman and Chief Executive Officer, Li Auto Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Linda Xu, PricewaterhouseCoopers Zhong Tian LLP